[Date]

VIA EDGAR AND FEDERAL EXPRESS

Mr. David R. Humphrey
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E
Mail Drop 3561
Washington, D.C. 20549-3561

RE:	Marketing Worldwide Corporation
Supplemental response letter dated March 12, 2009 regarding Form 10-K for the year ended September 30, 2008
Filed January 13, 2009
File No. 0-50586

Dear Mr. Humphrey:

On behalf of Marketing Worldwide Corporation (the “Company”), in response to the Staff’s comment letter dated April 3, 2009 (the “Comment Letter”) in connection with the Company’s above-referenced September 30, 2008 Annual Report on Form 10-K (the “Form 10-K”), we hereby submit our responses for your review.

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request.  All responses to the accounting comments were prepared by the Company in consultation with its independent auditors.  The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.

Form 10-K (Fiscal Year Ended September 30, 2008)

General

1.
We have reviewed your responses to our prior comment letter dated February 17, 2009.  In addition to the following comments, please reflect your proposed revisions in an amendment to the September 30, 2008 Annual Report on Form 10-K (the “Amended Form 10-K”).

Response:

Please find attached

Mr. David R. Humphrey
Branch Chief
U.S. Securities and Exchange Commission
5/9/2009

Financial Statements

Note G – Bank Line of Credit, page F-18

2.
We have reviewed your proposed disclosure to be included in the Amended Form 10-K in response to our prior comment 8.  In the Amended Form 10-K, to be filed, please also consider whether this newly added paragraph disclosure should be separately included under a footnote heading such as “Subsequent Events” with a dual dating of the auditors’ report.  We note the auditors’ report, which is currently dated January 13, 2009, occurs before January 27, 2009 notification of default event.  Also consideration should be given to the dual dating of the auditors’ report as to the proposed restatement regarding the reclassification of your beneficial conversion feature as discussed in the Staff comment below under Note K.

Response:

Agreed, please find attached

3.
As a related matter, refer to page 11 of your Form 10-Q for the quarter ended December 31, 2008.  It appears that on January 27, 2009, you were also notified that you were in default of your obligations under the commercial mortgage loan agreement and that the lender could demand repayment of that debt obligation and of the interest swap agreement.  As a result, you reclassified this obligation to current liabilities section of your balance sheet as of the most recent balance sheet date.  If our understanding is correct, please explain why this information was not included in your response.  In addition discuss the consideration given to the disclosure requirements of Item 2.04 of Form 8-K.

Response:

We included the default in our subsequent events footnote K with our Form 10-Q and in retrospect should have also included in the Note D above.  Although we received notification of the default relating to our line of credit on January 27, 2009; we did not determine that the default of the line of credit also migrated to our outstanding mortgages until filing deadline of the Form 10-Q

Note J – Warrant Liability

4.
We have reviewed your proposed disclosure to be included in the Amended Form 10-K in response to our prior comment 9 and are unable to locate any revisions.  In this regard, please expand your disclosure to also provide a table of activity in your warranty liability as described in paragraph 14(b) of FIN 45.

Response:

Please see below our proposed footnote:

Mr. David R. Humphrey
Branch Chief
U.S. Securities and Exchange Commission
5/9/2009

The Company provides for estimated costs to fulfill customer warranty obligations upon recognition of the related revenue in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 45, Guarantors Accounting and Disclosure Requirements for Guarantees as a charge in the current period cost of goods sold. The range for the warranty coverage for the Company's products is up to 18 to 36 months. The Company estimates the anticipated future costs of repairs under such warranties based on historical experience and any known specific product information. These estimates are reevaluated periodically by management and based on current information, are adjusted accordingly. The Company's determination of the warranty obligation is based on estimates and as such, actual product failure rates may differ significantly from previous expectations.

A summary of our warranty activity for the year ended September 30, 2008 is as follows:

Balance, September 30, 2007:	$122,905
Warranty costs incurred, net during the year ended September 30, 2008	(15,744)
Accrual of estimated warranty	19,822

Balance, September 30, 2008:	$126,983

Note K – Capital Stock, page F-20

5.
We have reviewed your proposed disclosure to be included in the Amended Form 10-K in response to our prior comment 11.  However it appears the proposed disclosures was obtained from paragraph 9 of EITF 98-5, the issuance of convertible debt rather than to the issuance of convertible preferred stock pursuant to paragraph 8 of that EITF.  In this regard, “…the beneficial conversion feature is analogous to a dividend and should be recognized as a return to the preferred shareholders…using the effective interest method.”  Please discuss the consideration given to this guidance when classifying and accounting for the issuance of these securities.

Response:

We have reviewed EITF 98-5 and have concluded that we should reflect the beneficial conversion feature of the preferred stock as a preferred stock dividend, not as interest previously reflected.  Please note our amended Form 10-K

6.
We have reviewed your response to comment 11.  Based upon the information you provided in the final paragraph of your response, it appears to us that you have classified these securities “outside of permanent equity” as required by EITF Topic D-98 because that have redemption features that are not solely within the control of the issuer.  That is, you appear to regard the redemption of these instruments to be “conditional” at present.  If our understanding is correct, I appears that these securities do not currently meet the definition of a “mandatorily redeemable financial instrument” under SFAS 150.  In these circumstances you would be required to assess the securities at each reporting period to determine whether circumstances have changed such that the instrument meet the definition of “mandatorily redeemable” and should be reclassified as a liability.  If our understanding of your response is correct, your revised disclosures should be clarified to clearly explain these matters.  Alternatively, please explain to us how our understanding is not correct and why these instruments currently qualify as a liability under SFAS 150.

Mr. David R. Humphrey
Branch Chief
U.S. Securities and Exchange Commission
5/9/2009

Response:

We agree that under SFAS 150, conditionally redeemable securities are not classified outside of permanent equity, but should be reviewed at each reporting cycle to see if the conditions require reclassification.

However, within the scope paragraph of Topic D-98, “Rule 5-02.28 of Regulation S-X1 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.”

Additionally, paragraph 4 of Topic D-98 states:

“4. Rule 5-02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. The SEC staff believes that all of the events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur—without regard to probability—would require the security to be classified outside of permanent equity”.

We have, however, expanded our disclosures to provide a better understanding within our footnote, please see our Amended Form 10-K.

Note P –Economic Dependency, page F-28

7.
We have reviewed your proposed disclosure to be included in the Amended Form 10-K in response to our prior comment 13.  Please expand to include the amount or percentage of revenue attributable to each of your major customers in each fiscal year provided.  For example, in the fiscal year ended September 30, 2008, revenues from your four major customers consisted of:  Customer A ($xx or xx%), Customer B ($xx or xx%), Customer C ($xx or xx%) and Customer D ($xx or xx%).  You may choose to identify the customer.  Refer to paragraph 39 of SFAS No 131.

Response:

Please see below our expanded footnote included with Amended Form 10-K:

Mr. David R. Humphrey
Branch Chief
U.S. Securities and Exchange Commission
5/9/2009

NOTE P - ECONOMIC DEPENDENCY

During the years ended September 30, 2008 and 2007, revenues were derived from the Following customers:

	Revenue		Accounts Receivable
	2008	2007	2008	2007
Customer A	23.9%	42.0%	46.0%	39.0%
Customer B	23.7%	34.0%	20.4%	24.0%
Customer C	13.9%	15.0%	8.0%	18.0%
Customer D	12.3%	—	6.0%
Total	72.8%	91.0%	80.4%	81.0%

	Purchases		Accounts Payable
	2008	2007	2008	2007
Supplier 1	20.0%	38.0%	18.7%	21.0%
Supplier 2	11.0%	17.0%	15.0%	21.0%
Suppler 3	7.0%	7.0	5.0%	10.0%
Total	38.0%	62.0%	38.7%	52.0%

Form 10-Q (Quarter Ended December 31, 2008

8.
Please amend your December 31, 2008 Quarterly Report on Form 10-Q to reflect any necessary changes that will occur as a result of amending the September 30, 2008 Annual Report on Form 10-K.  In addition, the following comment and those issued above, should be reflected in the amendment to your Form 10-Q.

Response:

Noted and agreed

Note H – Consolidation of Variable Interest Entities, page 18

9.
See the table of consolidated results of operations for the three months ended December 31, 2008.  Please reconcile the $(110,224) loss amount with the $(36,298) loss amount shown in the statements of operations for this FIN 46 (R ) consolidated entity.  Explain how you are accounting for the remaining net liability balance of $(73,926) as of December 31, 2008.

Mr. David R. Humphrey
Branch Chief
U.S. Securities and Exchange Commission
5/9/2009

Response:

The net loss reported of $36,298 is net of the variable interest entity loss of $110,224 and the remaining deficit of the entity of $73,926.  We accounted for the remaining net liability as an current period adjustment.  Although in accordance with FIN 46 (R ); the net liability is considered implied goodwill, we believe it to be impaired and should not be included in the consolidated balance sheet.

10.
In addition, please expand the note disclosure to discuss the $98,000 cash distributions made by JCMD to its members during the quarter and provide a cross-reference to Note J.  Explain to us to nature, purpose and computation of the cash distribution.  In addition, please confirm that the distribution does not violate any covenants under JCMD mortgage loan agreements.

Response:

Please see our Amended Form 10-Q with added disclosure related to the $98,000 distribution.

The distribution was paid to JCMD Properties, LLC’s members on a pro rata ownership basis.  The amount of the distribution was based on excess available funds of JCMD Properties, LLC.

We believe the foregoing fairly responds to the Comment Letter. We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact us.

Should you have any additional comments or questions, please feel free to contact me.

Yours truly,

James Marvin, CFO